FORTUNE VALLEY TREASURES, INC.

B1601 Dongfang Yinxiang Plaza, No.139 Liansheng Road,

Humen Town, Dongguan City, Guangdong, China | (86) 755-8696-1405

November 24, 2021

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ta Tanisha Meadows, Staff Accountant

Re:	Fortune Valley Treasures, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed April 26, 2021
File No. 0-55555

Dear Ms. Meadows:

In response to the comments set forth in the letter dated November 1, 2021 (the “Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) regarding the above referenced Form 10-K for the fiscal year ended December 31, 2020, we are writing to supply additional information and the disclosures the Company plans to include in its annual report on Form 10-K for the year ended December 31, 2021 and any registration statements under the Securities Act of 1933, as amended, the Company may file with the SEC (referenced hereinafter as the “filings”). Capitalized terms used herein shall have the meanings ascribed to them in the Common Letter unless otherwise defined herein.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 1. Business, page 4

1.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. This summary should address, but not necessarily be limited to, the risks highlighted on the forward-looking information.

Response: We acknowledge the Staff’s comment and have stated below the prominent disclosures we will include in our filings:

We face various legal and operational risks and uncertainties relating to our operations in China. These risks, together with uncertainties in China’s legal system and the interpretation and enforcement of Chinese laws, regulations, and policies, could hinder our ability to offer or continue to offer our securities, result in a material adverse effect on our business operations, and damage our reputation, which could cause our shares to significantly decline in value or become worthless. The PRC government recently adopted a series of laws, regulations and administrative measures and issued statements to regulate business operations in China, including cracking down on illegal activities in the securities market, expanding the scope of cybersecurity reviews, and stepping up the efforts in anti-monopoly enforcement. The Cyberspace Administration of China (“CAC”) has opened cybersecurity probes into several U.S.-listed technology companies focusing on anti-monopoly regulation, and how companies collect, store, process and transfer data, among other things. If we are subject to such a probe or are required to comply with the stringent requirements of the new regulations, our ability to conduct our business or list on a U.S. exchange may be restricted. As of the date of this letter, we or our subsidiaries have not been involved in any investigations on cybersecurity review initiated by any Chinese regulatory authority, nor has any of them received any inquiry, notice or sanction. There are currently no relevant laws or regulations in China that prohibit companies whose subsidiaries or entity interests are within China from listing on overseas stock exchanges. However, since these statements and regulatory actions are newly published, official guidance and related implementation rules have not been issued. It is highly uncertain what potential impact such new policies and regulations may have on our daily business operations, ability to accept foreign investments or to continue trading on a U.S. securities marketplace or stock exchange.

2.	Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Response: We acknowledge the Staff’s comment and will clearly identify the holding company and its operating subsidiaries within the consolidated group of companies. Set forth below is an example of our disclosures in response to the above comment:

Fortune Valley Treasures, Inc. (“FVTI”) is not an operating company but a holding company incorporated in the State of Nevada with operations primarily conducted by its subsidiaries established in the People’s Republic of China. Except as otherwise indicated by the context thereof, FVTI and its subsidiaries are collectively referred to as “we,” “us,” “our” or the “Company.” Shares of common stock offered in this offering are shares of our U.S. holding company, instead of shares of our subsidiaries in China. While shareholders of FVTI indirectly hold equity interests in our Chinese operating subsidiaries, they may never directly hold such interests in our operating companies and may never receive a dividend distribution or other economic benefits from owning shares of FVTI. Because of our corporate structure, FVTI and its investors are subject to risks related to uncertainties associated with the interpretation and the application of the PRC laws and regulations.

3.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks elsewhere. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We acknowledge the Staff’s comment and set forth below a summary of major risk factors related to our operations in China, which will be discussed in greater details in the Risk Factor section of our filings:

●	Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

●	The Chinese government has significant authority to regulate or intervene in the operations within China of an offshore holding company at any time, and a substantial extension of the Chinese government’s oversight over our business operations or overseas listings may hinder our ability to offer or continue to offer our securities, resulting in a material adverse change to our business operations and financial condition.

●	China’s political climate and economic conditions, as well as changes in government policies, laws and regulations which may be quick with little advance notice, could have a material adverse effect on our business, financial condition and results of operations.

●	China Securities Regulatory Commission and other government agencies may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, and we face uncertainty with respect to future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

●	We may be subject to laws and regulations regarding cybersecurity and data protection, and any failure to comply with applicable laws could have a material and adverse effect on our business, financial condition and results of operations.

●	There are uncertainties under the PRC laws relating to the procedures for U.S. regulators to investigate and collect evidence from companies located in China.

●	You may have difficulty enforcing judgments against us.

●	PRC regulation of loans and direct investment by offshore holding companies in PRC entities may delay or prevent us from using the proceeds of our securities offerings to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

●	Failure to comply with the Individual Foreign Exchange Rules relating to the overseas direct investment or the engagement in the issuance or trading of securities overseas by our PRC resident shareholders may subject such shareholders to fines or other liabilities.

●	Our shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect or investigate completely our auditors for three consecutive years beginning in 2021, or two consecutive years if the Accelerating Holding Foreign Companies Accountable Act becomes law.

●	We may be exposed to liabilities under the Foreign Corrupt Practices Act, and any determination that we violated the foreign corrupt practices act could have a material adverse effect on our business.

●	Governmental control of currency conversion may affect the value of our shareholders’ investment.

4.	Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue your securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response: We acknowledge the Staff’s comment and set forth below our disclosures we will include in our filings:

Our PRC subsidiaries are required to obtain the following permits and licenses from Chinese government agencies to operate our business in China:

●	Business license
●	Food business license
●	EDI license

As of the date of this letter, one of our PRC subsidiaries, Dongguan City FVT Supply Chain Technology, which operates our online platform, has obtained the EDI license for online data processing and transaction processing services. The relevant PRC regulations, including the Classification Catalogue of Telecommunications Services, effective on March 1, 2016 and amended on June 6, 2019, are still evolving, and there have been limited guidance and interpretation with respect to the scope of various types of telecommunication services. Thus, we may be subject to additional license requirements if we further expand our services in China.

As the date of this letter, all of our PRC subsidiaries have obtained the required business licenses from the State Administration for Market Regulation, and all but one (Dongguan City Fu Li Trading Ltd, or Fu Li), of our PRC subsidiaries, have received food business licenses pursuant to the PRC Food Safety Law. Therefore, these subsidiaries are qualified to engage in food purchase and sale activities. The Food Safety Law mandates a licensing system for food production and trade and requires vendors engaging in food production or sale or catering services to obtain a permit in accordance with the applicable laws. However, a permit is not required for the sale of edible agricultural products and prepacked food. Companies engaged in the sale of prepacked food must report to the food safety regulatory agencies of the local government for recordation. Among our subsidiaries, Fu Li has not completed the required reporting procedure, and we intend to fully comply with such requirement as soon as practicable. Guangdong provincial government has not issued detailed implementation rules, and as such, changes in rules and regulations may impose additional requirements for our subsidiaries in China.

On August 8, 2006, six Chinese regulatory agencies, including the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission (“CSRC”) and the State Administration for Foreign Exchange (“SAFE”), jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rule”), which became effective on September 8, 2006 and amended on June 22, 2009. The M&A Rule contains provisions that require that an offshore special purpose vehicle (“SPV”) formed for listing purposes and controlled directly or indirectly by Chinese companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published procedures specifying documents and materials required to be submitted to it by an SPV seeking CSRC approval of overseas listings. However, the provisions of the M&A Rule remains unclear regarding the scope and applicability of the CSRC approval requirement. The CSRC has not issued any definitive rule or interpretations.

Based on the current PRC law, rules and regulations, our Chinese legal counsel, Grandall Law Firm, is of the opinion that the M&A Rule and related regulations do not require the Company or PRC subsidiaries to obtain prior approval from CSRC for the listing and trading of the Company’s shares on an overseas securities market, given that our wholly foreign-owned enterprise subsidiaries (referenced below) were established by direct investment, rather than by a merger with or an acquisition of any PRC domestic companies as defined under the M&A Rule. However, there are substantial uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and our PRC counsel’s opinions stated above are subject to further changes in PRC laws or implementations and interpretations in any form relating to the M&A Rules, and there can be no assurance that the PRC governmental agencies will ultimately take a view that is consistent with our PRC counsel’s opinion stated above.

5.	Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors.

Response: We acknowledge the Staff’s comment and set forth below our disclosures:

All cash is held by our wholly foreign-owned enterprise (“WFOE”) subsidiaries, Qianhai DaXingHuaShang Investment (Shenzhen) Co., Ltd (“Qianhai DaXingHuaShang”) and Jiujiu (Shenzhen) Industry Co., Ltd, and subsidiaries of Qianhai DaXingHuaShang. Cash inflow and payments by individual consumers and businesses are received and deposited into our PRC operating subsidiaries’ bank accounts in China. Cash outflow and payments by us to our vendors are made or transferred from our PRC operating subsidiaries’ bank accounts to our vendors’ bank accounts. For expenses incurred outside of China, our PRC subsidiaries transfer cash to FVTI’s bank accounts in the U.S. or to third parties’ overseas bank accounts, which is subsequently paid to our service providers.

In the normal course of our business, we may make loans to our PRC subsidiaries or may make additional capital contributions to our PRC subsidiaries. Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises (“FIEs”) under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our FIE subsidiaries in China to finance their activities cannot exceed statutory limits and must be registered with SAFE. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since the SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will implement the relevant rules in practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot be certain that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our subsidiaries in China. As a result, uncertainties exist as to our ability to provide prompt funding to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our financial condition and operating results.

Current PRC regulations permit Chinese operating subsidiaries to pay dividends to foreign parent companies only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of our subsidiaries in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. While the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes restrictions on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur any debts, the existence of debts evidenced by the debt instruments may significantly limit their ability to pay dividends or make other payments. If we are unable to receive earnings distributions from our operating subsidiaries in China, we would be unable to pay dividends on our shares.

Cash dividends, if any, on FVTI’s common stock will be paid in U.S. dollars. If FVTI is considered a PRC tax resident enterprise for tax purposes, any dividends it pays to its non-PRC resident shareholders may be regarded as China-sourced income and as a result, may be subject to PRC withholding tax at a rate of up to 10.0%. As of the date of this letter, FVTI has not paid, and does not anticipate paying in the foreseeable future, cash dividends to its shareholders. Presently we intend to retain all our earnings to fund our operations and business expansions.

In order for FVTI to pay dividends to its shareholders, it will rely on payments made from our PRC subsidiaries to DaXingHuaShang Investment (HongKong) Ltd (“DaXingHuaShang HK”) and Jiujiu (HK) Industry Ltd (“JJHK”). Certain payments from our PRC subsidiaries to DaXingHuaShang HK and JJHK Ltd are subject to PRC taxes, including business taxes and VAT. As of the date of this letter, our PRC subsidiaries have not made any payments or dividend distributions to their Hong Kong parent, DaXingHuaShang HK.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be reduced to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC entity. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including, without limitation, that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot be certain that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to any dividends to be paid by our PRC subsidiaries to their Hong Kong parent companies. Our PRC subsidiaries currently do not have any plan to declare and pay dividends to DaXingHuaShang HK, and we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. DaXingHuaShang HK and JJHK intend to apply for the tax resident certificate when our PRC subsidiaries plan to declare and pay dividends to their Hong Kong parent companies.

Item 1A. Risk Factors

Risks Related to Doing Business in the PRC, page 18

6.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We acknowledge the Staff’s comment and set forth below the risk factor disclosures in response to the above comment:

China’s political climate and economic conditions, as well as changes in government policies, laws and regulations which may be quick with little advance notice, could have a material adverse effect on our business, financial condition and results of operations.

Our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political and legal developments in China. For example, as a result of recent proposed changes in the cybersecurity regulations in China that would require certain Chinese technology firms to undergo a cybersecurity review before being allowed to list on foreign exchanges, this may have the effect of further narrowing the list of potential businesses in China’s consumer, technology and mobility sectors that we intend to focus on for our business combination or the ability of the combined entity to list in the United States.

China’s economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for target services and products depends, in large part, on economic conditions in China. Any slowdown in China’s economic growth may cause our potential customers to delay or cancel their plans to purchase our services and products, which in turn could reduce our net revenues.

Although China’s economy has been transitioning from a planned economy to a more market oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations may be quick with little advance notice and could adversely affect the economy in China and could have a material adverse effect on our business and the value of our common stock.

The PRC government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources. However, we cannot assure you that the PRC government will not repeal or alter these measures or introduce new measures that will have a negative effect on us, or more specifically, we cannot assure you that the PRC government will not initiate possible governmental actions or scrutiny to us, which could substantially affect our operation and the value of our common stock may depreciate quickly. China’s social and political conditions may change and become unstable. Any sudden changes to China’s political system or the occurrence of widespread social unrest could have a material adverse effect on our business and results of operations.

The PRC government has significant authority to regulate or intervene in the operations within China of an offshore holding company at any time, and a substantial extension of the PRC government’s oversight over our business operations or overseas listings may hinder our ability to offer or continue to offer our securities, resulting in a material adverse change to our business operations and financial condition.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to securities regulation, data protection, cybersecurity and mergers and acquisitions and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Government actions in the future could significantly affect economic conditions in China or particular regions thereof, and could require us to materially change our operating activities or divest ourselves of any interests we hold in Chinese assets. Our business may be subject to various government and regulatory interference in the areas in which we operate. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry.

Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-based overseas listed companies. As of the date of this letter, we have not received any inquiry, notice, warning, or sanctions from PRC government authorities in connection with the Opinions.

On June 10, 2021, the Standing Committee of the National People’s Congress of China, or the SCNPC, promulgated the Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information. The law provides for privacy obligations of entities and individuals carrying out data activities, prohibits entities and individuals in China from providing any foreign judicial or law enforcement authority with any data stored in China without approval from the competent PRC authority, and sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification order, warning, fines of up to RMB10 million, suspension of relevant business, and revocation of business permits or licenses.

In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States. The Chinese cybersecurity regulator announced on July 2 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores. On July 5, 2021, the Chinese cybersecurity regulator launched the same investigation on two other Internet platforms, China’s Full Truck Alliance of Full Truck Alliance Co. Ltd. (NYSE: YMM) and Boss of KANZHUN LIMITED (Nasdaq: BZ). On July 24, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly released the Guidelines for Further Easing the Burden of Excessive Homework and Off-campus Tutoring for Students at the Stage of Compulsory Education, pursuant to which foreign investment in such firms via mergers and acquisitions, franchise development, and variable interest entities are banned from that sector.

On July 10, 2021, the CAC released the Cybersecurity Review Measures (Revised Draft for Solicitation of Comments), or the Revised Cybersecurity Measures, pursuant to which operator holding more than one million users/users’ (which is to be further specified) individual information shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public overseas. The procurement of network products and services, data processing activities and overseas listing should also be subject to cybersecurity review if they concern or potentially pose risks to national security. According to the effective Cybersecurity Review Measures, online platform/website operators of certain industries may be identified as critical information infrastructure operators by the CAC, once they meet standard as stated in the National Cybersecurity Inspection Operation Guide, and such operators may be subject to cybersecurity review. The scope of business operations and financing activities that are subject to the Revised Cybersecurity Measures and the implementation thereof is not yet clear. As of the date of this letter, we have not been informed by any PRC governmental authority of any requirement that we file for approval in connection with an offering of our common stock.

On August 17, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the Regulations, which took effect on September 1, 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20, 2021, the SCNPC adopted the Personal Information Security Law, which took effect on November 1, 2021. The Personal Information Protection Law includes the basic rules for personal information processing, the rules for cross-border provision of personal information, the rights of individuals in personal information processing activities, the obligations of personal information processors, and the legal responsibilities for illegal collection, processing, and use of personal information. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.

Given that the above referenced laws, regulations and policies were recently promulgated or publicly released, their interpretation, application and enforcement are subject to substantial uncertainties.

China Securities Regulatory Commission and other Chinese government agencies may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, especially those with internet-based operations, and we face uncertainty as to future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Since this document is relatively new, uncertainties still exist in relation to how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our future business combination with a company with major operation in China.

Further, Chinese government continues to exert more oversight and control over Chinese technology firms. On July 2, 2021, Chinese cybersecurity regulator announced, that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s application be removed from smartphone application stores. On July 5, 2021, the Chinese cybersecurity regulator launched the same investigation on two other Internet platforms, China’s Full Truck Alliance of Full Truck Alliance Co. Ltd. (NYSE: YMM) and Boss of KANZHUN LIMITED (Nasdaq: BZ).

China Securities Regulatory Commission and other Chinese government agencies may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, especially those in the technology filed. Additional compliance procedures may be required in connection with this offering and our business operations, and, if required, we cannot predict whether we will be able to obtain such approval. As a result, we face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our shares to significantly decline or be worthless.

We may be subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

7.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: We acknowledge the Staff’s comment and set forth below the risk factor disclosure we will include in our filings:

We may be subject to laws and regulations regarding cybersecurity and data protection, and any failure to comply with applicable laws could have a material and adverse effect on our business, financial condition and results of operations.

We may be subject to various risks and costs related to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. Such covered data is wide ranging and relates to our investors, employees, contractors and other third parties. The relevant PRC laws apply not only to third-party transactions, but also to transfers of information between FVTI, our subsidiaries and other parties with which we have commercial relations.

The PRC regulatory and enforcement regime with regard to privacy and data security is evolving. The PRC Cybersecurity Law, which was promulgated on November 7, 2016 and became effective on June 1, 2017, provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. According to the Cybersecurity Review Measures promulgated by the Cyberspace Administration of China and certain other PRC regulatory authorities in April 2020, which became effective in June 2020, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. If we provide or are deemed to provide such network products and services to critical information infrastructure operators, or we are deemed to be a critical information infrastructure operator, we would be required to follow cybersecurity review procedures. There can be no assurance that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to follow such procedures. Any failure or delay in the completion of the cybersecurity review procedures may prevent us from using or providing certain network products and services, and may result in fines of up to ten times the purchase price of such network products and services being imposed upon us, if we are to be deemed a critical information infrastructure operator using network products or services without having completed the required cybersecurity review procedures. The PRC government is increasingly focused on data security, recently launching cybersecurity review against a number of mobile apps operated by several U.S.-listed Chinese companies and prohibiting these apps from registering new users during the review period.

On July 10, 2021, the CAC issued the Revised Cybersecurity Measures for public comments. The deadline for receiving comments was July 25, 2021. According to the Revised Cybersecurity Measures, the scope of cybersecurity reviews is extended to data processing operators engaging in data processing activities that affect or may affect national security. The Revised Cybersecurity Measures further require that any operator applying for listing on a foreign exchange must go through cybersecurity review if it possesses personal information of more than one million users. A cybersecurity review assesses potential national security risk that may be brought about by any procurement, data processing, or overseas listing. The review focuses on several factors, including, among others, (i) the risk of theft, leakage, corruption, illegal use or export of any core or important data, or a large amount of personal information, and (ii) the risk of any critical information infrastructure, core or important data, or a large amount of personal information being affected, controlled or maliciously exploited by a foreign government after a company is listed overseas. Given that the Revised Cybersecurity Measures are subject to public comments and in the review process, there are uncertainties with respect to the final version of the provisions, adoption timeline, and its interpretation and implementation.

If the Revised Cybersecurity Measures are enacted as proposed, we believe we would not be subject to the cybersecurity review by the CAC for an offering of FVTI shares based on the facts that (i) we possesses personal information of only approximately 10,840 users in our business operations as of the date of this letter, significantly below the one million user threshold set for a data processing operator applying for listing on a foreign exchange that is required to pass such cybersecurity review; and (ii) data processed in our business does not have a bearing on national security and thus should not be classified as core or important data by the authorities. However, there remains uncertainty as to how the Revised Cybersecurity Measures may be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new rules and regulations related to the Revised Cybersecurity Measures. If any new laws, regulations, implementation measures, or interpretation are adopted, we will take further actions and invest resources to comply with such mandates and to minimize any potential negative effects on us. In addition, if the number of our online platform users increases to a level close to one million, we will be prepared to apply for the required cybersecurity review procedure and seek approval from the PRC government.

On November 14, 2021, the CAC published the Regulations of Internet Data Security Management (Draft for Comments), which further regulate the internet data processing activities and emphasize the supervision and management of network data security, and further stipulate the obligations of internet platform operators, such as to establish a system for disclosure of platform rules, privacy policies and algorithmic strategies related to data. Specifically, the draft regulations require data processors to, among others, (i) adopt immediate remediation measures when finding that network products and services they use or provide have security defects and vulnerabilities, or threaten national security or endanger public interest, and (ii) follow a series of detailed requirements with respect to processing of personal information, management of important data and proposed overseas transfer of data. In addition, the draft regulations require data processors handling important data or the data processors to be listed overseas to complete an annual data security assessment and file a data security assessment report to applicable regulators. Such annual assessment, as required by the draft regulations, would encompass areas including, but not limited to, the status of important data processing, data security risks identified and the measures adopted, the effectiveness of data protection measures, the implementation of national data security laws and regulations, data security incidents that occurred and their handling, and a security assessment with respect to sharing and provision of important data overseas. As of the date of this letter, the draft regulations have been released for public comment only and have not been formally adopted. The final provisions and the timeline for its adoption are subject to changes and uncertainties.

We currently operate an online trading platform, primarily engaged in sales of products to our customers in China, where our customers can register as members first, and then search for, purchase or sell any desired food and beverage products. Our online platform collects and transmits product, supplier and customer information and data. Since our online trading platform has only been in operation for seven months, we are in the process of studying the newly issued rules and regulations governing cybersecurity and data protection and the industry best practice, as well as assessing the extent to which our information and data system is not in full compliance with the various requirements under the new regulations. Based on the preliminary assessment, our management has determined that we are not in full compliance with those new rules. For example, we have not consistently informed users of the purpose, method and scope of personal information and data collections and uses. We also have not begun to take steps to provide additional security to personal information obtained and stored by us through the our online platform.

The regulatory requirements with respect to cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations, and significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. Failure to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, may subject us to government enforcement actions and investigations, fines, penalties, suspension or disruption of our operations, among other things.

We are committed to taking the necessary actions to satisfy the latest personal information protection and internet data security regulatory requirements. Presently we are in the process of conducting an evaluation of our personal information protection and data security system pursuant to the new laws and regulations. We plan to put in place a user information protection mechanism, which may include the following measures: (a) develop user information collection, storage and use rules and privacy agreements with users, (b) fully inform users of the purpose, method and scope of personal information and data collection, (c) provide channels for inquiring stored personal information and correcting inaccuracies in information and data, and (d) remediate for violations of personal information and data security protection policies and guidelines, among other things.

Compliance with the PRC Cybersecurity Law, the PRC National Security Law, the Data Security Law, the Personal Information Protection Law, the Cybersecurity Review Measures, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, including data security and personal information protection laws, may result in additional expenses to us and subject us to negative publicity, which could harm our reputation among users and negatively affect the trading price of our shares in the future. There are also uncertainties with respect to how the PRC Cybersecurity Law, the PRC National Security Law and the Data Security Law will be implemented and interpreted in practice. PRC regulators, including the Ministry of Public Security, the MIIT, the SAMR and the Cyberspace Administration of China, have been increasingly focused on regulation in the areas of data security and data protection, including for mobile apps, and are enhancing the protection of privacy and data security by rule-making and enforcement actions at national and local levels. We expect that these areas will receive greater and continued attention and scrutiny from regulators and the public going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business, prohibition against new user registration (even for a short period of time) and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

***

The Company is hopeful that the foregoing answers adequately address the Staff’s questions and looks forward to answering any further questions the Staff may have. You may contact me or the Company’s counsel Anthony Basch (804.771.5725) with any further questions. In addition, the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Yumin Lin
Yumin Lin
Chief Executive Officer

cc:	Joel Parker, Securities and Exchange Commission
Anthony W. Basch, Esq., Kaufman & Canoles, P.C.
Yan (Natalie) Wang, Esq., Kaufman & Canoles, P.C.